ADJUVANTED FORMULATION OF SANOFI PASTEUR H5N1
PANDEMIC INFLUENZA VACCINE CANDIDATE
DEMONSTRATES SIGNIFICANT IMMUNE RESPONSE

Lyon, France – May 11, 2006 – A study published online in The Lancet on May 11 demonstrated that multiple dosage formulations of a candidate H5N1 influenza vaccine developed by sanofi pasteur were well-tolerated and generated an immune response, with and without adjuvant. Of the formulations being tested, an alum-adjuvanted 30 microgram (µg) dosage generated the most substantive immune response (66.7% HI [haemaggluttination inhibition] seroconversion rate after two vaccinations) and was well-tolerated in the clinical study.

This is the first trial of an H5N1 pre-pandemic influenza vaccine candidate comparing vaccines with and without adjuvants. A study of a similar, unadjuvanted candidate H5N1 vaccine produced by sanofi pasteur in the U.S. that was published in the New England Journal of Medicine in March required two 90 µg doses to generate a significant immune response in about 50 percent of trial participants. Because the French and U.S. studies were conducted independently, it is not possible to make direct comparisons of the results. The immune response of the adjuvanted 30 µg formulation was consistent with requirements of the European Agency for the Evaluation of Medicinal Products (EMEA) for licensure of seasonal influenza vaccine. The French study was sponsored by sanofi pasteur using vaccine produced by the company in France.

The data will be submitted as part of the company’s core vaccine dossier to the EMEA. The core dossier is being developed in strict accordance with EMEA guidelines. This process is expected to reduce the time necessary for approval of a pandemic vaccine in Europe once a strain is identified and a pandemic is declared.

In subsequent trials, sanofi pasteur will explore different dosages that may be helpful in answering questions about dose-sparing strategies, which are being widely discussed among the public health community. The lower the dosage of a pandemic vaccine, the more doses can be produced and the more people that can be vaccinated should a pandemic occur.

The vaccine for the study was produced at sanofi pasteur’s Marcy L’Etoile facility in France. Follow-up studies, currently being planned, will be performed using vaccine produced at the company’s Val de Reuil, France facility, where it will be produced on an industrial scale, which will mimic the manufacturing scale that will be used during a declared pandemic.

A similar study with a U.S-produced, adjuvanted H5N1 candidate sanofi pasteur vaccine is currently being conducted by the US National Institutes of Health’s National Institute for Allergy and Infectious Diseases (NIAID).

Sanofi pasteur remains committed to global pandemic preparedness and, as part of the company’s pandemic program, is also exploring alternative adjuvants that may further enable expansion of capacity.

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The Study Design

The study published in The Lancet was multi-center, randomised, open-label and non-controlled with 300 healthy, 18 to 40 year-old participants. Each study volunteer received one of six inactivated split influenza A/Vietnam/1194/2004 (H5N1) influenza vaccine formulations. Enrolled subjects were randomly allocated to one of six groups that received 7.5, 15 or 30 µg of HA (haemmagglutinin), with or without adjuvant. Each subject received two intramuscular injections of the assigned formulation into the deltoid (each subject received two injections of the same formulation). Vaccines were given 21 days apart. Randomization lists were stratified by center and was created using the block method with decreasing block sizes of 18, 12, and 6 so that a similar number of subjects were enrolled into each group at any given time.

The trial objectives were to describe the safety profile and the immune response 21 days after each vaccination. Subjects attended three trial visits (Day D0, D21 and D42) for vaccination (D0, D21 only), blood sampling and safety data collection. Subjects were kept under observation for 30 minutes after vaccination, and were given safety diaries, digital thermometers and rulers to assess and record adverse events (AEs). For the period D0–D7, diaries included a list of solicited injection site and systemic AEs, including those recommended for the evaluation of interpandemic vaccines by the CHMP.

All formulations induced an immune response, and responses were detectable in some subjects after only one dose. The adjuvanted 30 µg formulation induced the greatest response. Adjuvant did not improve the response to the lower doses. Two vaccinations of non-adjuvanted 7.5 µg, adjuvanted 15 µg or non-adjuvanted 15µg seroconverted >40% of subjects (HI test only). HI and neutralizing results followed similar trends.

Sanofi Pasteur and Pandemic Preparedness

Sanofi pasteur, the vaccines business of the sanofi-aventis Group, is committed to global pandemic preparedness. As the world leader in research, development and manufacturing of influenza vaccine, sanofi pasteur is actively involved in other projects in the U.S. and Europe, with the goal of developing a vaccine to protect against a pandemic influenza virus.

Sanofi pasteur is investing in a major expansion of its influenza vaccine production capacity in the US, and also of its vaccine production capacity in France (Val de Reuil facility).

In the U.S., sanofi pasteur has a number of pandemic-related agreements with the U.S. government involving development of pandemic vaccine stockpiles, production of investigational doses and the development of cell culture technology, including:

  In May 2004, sanofi pasteur contracted with the U.S. National Institutes for Allergy and Infectious Diseases (NIAID) to produce investigational doses. The doses were shipped to the NIAID in March 2005. The studies were completed in 2005 and the results were published in New England Journal of Medicine (March 30, 2006).
  In September 2004, the company signed a contract with HHS to produce two million doses of bulk vaccine derived from the H5N1 viral strain. The bulk doses were produced and are being stored and can be formulated and filled upon government request.
  In November 2004, the HHS awarded a contract to sanofi pasteur to expand and safeguard the egg supply needed to produce influenza vaccine and to formulate each year investigational doses for a potential pandemic influenza vaccine.
  In April 2005, the HHS awarded a contract to sanofi pasteur to accelerate the development of a cell-culture influenza vaccine in the U.S. and to design a U.S.-based cell-culture vaccine manufacturing facility.
  In September 2005, the HHS awarded a contract to sanofi pasteur to produce a vaccine to help protect against the H5N1 influenza virus strain. The $150 million contract calls for sanofi pasteur to manufacture the vaccine in bulk concentrate form at its U.S. headquarters

Investor Relations Department
 Europe Tel: + 33 1 53 77 45 45           US Tel: + 1 212 551 40 18
E-mail : IR@sanofi-aventis.com

  in Swiftwater, PA. The agreement provides for additional fees to be paid to sanofi pasteur for storage of the vaccine as well as for formulation and filling of the vaccine upon government request.
  In February 2006, sanofi pasteur supplied NIAID with 15,000 investigational doses of H5N1 vaccine formulated with and without alum adjuvant for use in NIAID-sponsored clinical studies

In Europe, sanofi pasteur initiated and runs a large range of project:

  In France, sanofi pasteur sponsored the first clinical trials of an H5N1 influenza vaccine candidate that compared vaccines with and without adjuvants (the study in the current online issue of The Lancet).
  In France, sanofi pasteur was awarded a contract by the French Ministry of Health to produce a 1.4 million dose stockpile of the H5N1 candidate studied in the above-mentioned trial. By this agreement, the company could also provide enough vaccine to protect up to 28 million people in France in the event of a pandemic being declared, once the actual virus strain responsible is identified.
  Sanofi pasteur is the only vaccine manufacturer to participate in FLUPAN, a European Union (EU) funded collaboration. FLUPAN partners include the NIBSC, the University of Reading (UK), Instituto Superiore di Sanita (Italy), the Health Protection Agency (UK) and the University of Bergen (Norway). FLUPAN is intended to improve the level of pandemic preparedness in the EU. Sanofi pasteur is also producing another strain with pandemic potential (H7N1) to be used in a FLUPAN clinical study.
  In February 2006, sanofi pasteur provided candidate H5N1 vaccine to the Italian Ministry of Health and entered into an agreement to provide an actual pandemic strain of vaccine, once a pandemic has been declared.
In Australia:
  A contract has also been signed with the Australian government for the supply of vaccine in the event of a pandemic influenza outbreak.

Influenza Overview

Influenza is a highly contagious virus that is spread easily from person to person, primarily when an infected individual coughs or sneezes. An influenza pandemic is a global epidemic of an especially virulent virus, new for humans, with the potential for severe morbidity and mortality. According to the World Health Organization (WHO), the next pandemic is likely to result in 1 to 2.3 million hospitalizations and 280,000 to 650,000 deaths in industrialized nations alone. Its impact will most likely be even more devastating in developing countries. These reasons have lead many countries to organize national plans against influenza pandemic.

About sanofi-aventis

The sanofi-aventis Group is the world’s third-largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular disease, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. The sanofi-aventis Group is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi pasteur, the vaccines business of the sanofi-aventis Group, sold more than a billion doses of vaccine in 2005, making it possible to protect more than 500 million people across the globe. The company offers the broadest range of vaccines, providing protection against 20 bacterial and viral diseases. For more information, please visit: www.sanofipasteur.com

Investor Relations Department
 Europe Tel: + 33 1 53 77 45 45           US Tel: + 1 212 551 40 18
E-mail : IR@sanofi-aventis.com

Forward Looking Statements
This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2005. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Investor Relations Department
 Europe Tel: + 33 1 53 77 45 45           US Tel: + 1 212 551 40 18
E-mail : IR@sanofi-aventis.com